Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Prime Lightworks Inc.
47 Katahdin Dr
Brunswick, ME 04011
https://www.primelightworks.com

Up to $3,929,997.60 in Common Stock at $3.28
Minimum Target Amount: $10,000.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Prime Lightworks Inc.
Address: 47 Katahdin Dr, Brunswick, ME 04011
State of Incorporation: DE
Date Incorporated: September 29, 2015

Terms:

Equity

Offering Minimum: $10,000.72 | 3,049 shares of Common Stock
Offering Maximum: $3,929,997.60 | 1,198,170 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.28
Minimum Investment Amount (per investor): $249.28

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Loyalty Bonus | 10% Bonus Shares</u>

As you have previously invested in Prime Lightworks or are in our Friends & Family Network, you are eligible for additional bonus shares.

<u>Time-Based Perks:</u>

Ultra Early Bird Bonus

Invest within the first 7 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 5% bonus shares.

<u>Amount-Based Perks:</u>

$500+ | Tier 1

Receive 1% bonus shares & Stickers w/ Company Logo.

$1,000+ | Tier 2

Receive 2% bonus shares & Flashlight w/ Company Logo.

$2,500+ | Tier 3

Receive 3% bonus shares & Baseball Cap w/ Company Logo.

$5,000+| Tier 4

Receive 5% bonus shares & Tumbler w/ Company Logo + Name Etched on Prototype.

$10,000+ | Tier 5

Receive 10% bonus shares & Backpack w/ Company Logo + Name Etched on Prototype.

$25,000+ | Tier 6

Receive 20% bonus shares & Visit to HQ in Brunswick, ME + Name Etched on Prototype.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Prime Lightworks Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.28 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $328. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Prime Lightworks is working to create a fully renewable aerospace propulsion system using green hydrogen propellant. The Company believes this system will provide a revolutionary step forward in space exploration and planetary science, enabling clean

spaceflight by developing a fully reusable satellite rocket launch vehicle that does not produce greenhouse gas emissions.

Our launch vehicle design incorporates both full-vehicle reusability and renewable fuel. Some startups plan to develop full launch vehicle reusability, but with fossil fuel propellant. Other startups use biofuel propellant for net-zero emissions launch, but with an expendable vehicle. Integration of full launch vehicle reusability with green hydrogen propellant is a unique design with the highest specific impulse performance and lowest environmental impact compared to the competition.

Prime Lightworks Inc. is a corporation formed on September 29, 2015 in the State of Delaware.

On July 28, 2022, the Patent Application Publication for "Electromagnetic Energy Momentum Thruster Using Tapered Cavity Resonator Evanescent Modes" was published by the United States Patent and Trademark Office. There is no guarantee that this application for a utility patent by the company will be approved.

Competitors and Industry

The global space launch services market was valued at $5.7 billion dollars in 2021 and was projected to grow to $14 billion dollars by 2029, with CAGR of 12%. Small satellites (SmallSats i.e. less than 600 kg payload mass) account for nearly half the global launch market and 94% of all satellites launched last year. The small satellite market is growing rapidly, with 37% of all SmallSats from the last 10 years launched in 2021. That figure was over 1,700 SmallSats launched in 2021, with over 11,000 more SmallSats projected to launch through 2030.

https://sia.org/news-resources/state-of-the-satellite-industry-report/

https://www.fortunebusinessinsights.com/industry-reports/space-launch-services-market-101931

https://brycetech.com/reports/report-documents/Bryce_Smallsats_2022.pdf

https://spacewatch.global/2019/01/small-satellite-launch-market-revenues-to-exceed-69-billion-by-2030-report/

The rapid growth of satellite launches is causing a rapid increase in greenhouse gas emissions and waste. The average rocket launch using kerosene fuel emits 336 metric tons of CO_2, which we plan to eliminate entirely. Over 27,000 pieces of orbital debris, or "space junk", are tracked by the Department of Defense (DOD) Space Surveillance Network (SSN), posing catastrophic risk to satellites and spacecraft. By reusing the upper stage rocket, we also plan to avoid about 4 metric tons of waste metal, plastic, and electronics from burning up in our atmosphere or being left in space as orbital debris.

https://www.nasa.gov/mission_pages/station/news/orbital_debris.html

https://arstechnica.com/science/2022/01/an-old-falcon-9-rocket-may-strike-the-moon-within-weeks/

Our beachhead market will be sales of orbital rocket launch services to SmallSat manufacturers and operators. Our hypothesis is that SmallSat programs with environmental focus, such as Earth observation, weather monitoring, and climate science, will have incentive to launch on a green platform that will reduce their CO2 emissions footprint and waste impact.

Current Stage and Roadmap

Currently, we are building a prototype hydrogen rocket engine, which we will test at our new facility at Brunswick Landing in Maine, with support from Maine Technology Institute and Midcoast Regional Redevelopment Authority. Over the next 36 months, we plan to complete hydrogen rocket engine testing and arrange for launch vehicle testing, sub-orbital flight testing, and re-entry testing, as we prepare for our first pilot customer satellite launch. During this time, our company plans to raise our next seed round of $3.93M, grow our team, evaluate the patentability of our green hydrogen rocket launch technology, and acquire a pilot satellite launch customer, all in support of potentially raising Series A investment in the near future.

Prime Lightworks was founded in 2015 to investigate measurements made by NASA of thrust from a closed radio frequency cavity in a vacuum. In our quest to develop this clean space propulsion technology, our company has received the most outstanding support from Y Combinator, Greentown Labs, Cleantech Open, Starburst Accelerator, StartEngine, and TechPlace. If RF cavity thrusters worked, they would provide fully renewable propulsion for satellites based on solar power. But when we increased the fidelity of our measurements, where NASA found thrust, we found noise. What we learned from developing this technology is that space satellite customers and clean technology developers are eager to eliminate emissions and waste from satellite orbital launch. That is why we are incorporating a clean propellant, green hydrogen, with vehicle reusability, to engineer a high-performance solution for rocket launch with low environmental impact. We are especially interested in recruiting key business and operations personnel so we can achieve our upcoming sales and manufacturing milestones.

With approximately 10% market intrusion, our projected annual impact is over 4,000 metric tons of CO2 emissions reduction and over 48 metric tons of orbital debris avoided. Our strategy in the near-term is to identify a vendor of green hydrogen for initial test and test, while our long-term strategy is to purchase green hydrogen generation infrastructure so we can produce our own propellant at the launch site. Independently, renewable energy generation, green hydrogen, and launch vehicle reusability have all been developed to the point of market penetration. We are truly excited about the enormous potential impact of integrating these existing technologies to develop a truly green rocket launch platform.

The Team

Officers and Directors

Name: Kyle Bernard Flanagan

Kyle Bernard Flanagan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Sole Director
  Dates of Service: October, 2015 - Present
  Responsibilities: Authorize board consents, elect officers, authorize equity incentive plan, authorize fundraising

- **Position:** CEO, President, CFO/Treasurer, Secretary
  Dates of Service: October, 2015 - Present
  Responsibilities: Authorize engagements, file tax forms, manage employees, manage budget, intellectual property protection, prototype development, generate growth/users/revenue. Executive Salary: $120,000 per year. Equity: 4,001,304 shares.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product as we have a unique business model without extensive history. If there is limited acceptance of our business and the services we offer, our financial results will be negatively impacted.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace hardware development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $3,929,997.60 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds”.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational electric propulsion system or

green hydrogen (H2) rocket propulsion system or that these products may never be used to engage in transactions. It is possible that the failure to release these products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our radio frequency (RF) resonant cavity propulsion system. We have not yet manufactured our green hydrogen (H2) rocket propulsion system and there is no guarantee we will successfully manufacture a prototype of our green hydrogen (H2) rocket propulsion system in the near future. Delays or cost overruns in the development of our propulsion systems and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. As we are still in the research and development phase, we may never produce a product that does what we anticipate it do, or even if we do that product may not be marketable. Launch vehicles and satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. Any failure of our systems, or even the satellite of our clients could harm us both monetarily and make us suffer reputational harm. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, as a minority shareholder of the Company, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and investors will lose the entirety of their investment. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, in order to complete some of our milestones, including completing the proof-of-concept measurements, rocket engine flight qualification, spaceflight demonstration and manufacturing our initial orders. If the Company can't get those funds, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
The Company will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. Satellite orbital launch services are divided between expendable launch vehicles (e.g. Northrop Grumman) and partially reusable launch vehicles (e.g. SpaceX). Our competitors may have much better financial means, marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. The Company believes that as the satellite orbital launch services market, including expendable launch vehicles and partially reusable launch vehicles, continues to grow our competition will intensify in the future.

We are an early stage company and have not yet generated any profits
Prime Lightworks Inc. was formed on September 29, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company has applied for a utility patent, International Application Number, and one trademark. The Company owns numerous Internet domain names and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the pending utility patent unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our pending utility patent, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Prime Lightworks Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Prime Lightworks

Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are reliant on two main types of products

All of our proposed products are variants of two types of products, an electric propulsion system and green hydrogen (H2) rocket propulsion system. Our future revenues are therefore dependent upon the market for these systems which includes the Company's electric propulsion system (RF resonant cavity propulsion system) and green hydrogen (H2) rocket propulsion system (hydrogen combustion chamber prototype, rocket engine prototype, and satellite orbital launch services). The Company anticipates the hydrogen combustion chamber prototype will not be operational until Q1 2023 or later, the rocket engine prototype will not be operational until Q4 2023 or later, and the satellite orbital launch services product will not be operational until Q4 2025 or later. Our future revenues are therefore dependent upon the market for these systems.

We are an early-stage company and have no revenues and a limited operating history

The Company has a short history, no current customers, and no revenue. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since inception and after several previous offerings of securities, including the previous Regulation Crowdfunding offering, in the Company. Further, under the best scenarios, we do not intend do make our first sales prior to Q4 2023, at the earliest, which means we will continue to have no revenues or profits until then, and likely no profits, if at all, for several years after that. If you are investing in this Company, it's because you think that research and development (R&D) of renewable aerospace propulsion technologies, including radio frequency (RF) resonant cavity propulsion and green hydrogen rocket propulsion, is a good idea, that the team will be able to successfully market and sell these products or services, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have applied for a utility patent and there is no guarantee the patent will be approved

Applying for and receiving a utility patent and International Application Number can take years and be very expensive. The Company applied for a utility patent and International Application Number with the United States Patent and Trademark Office on February 8, 2019. Our patent examiner has raised concerns about the operability of our electric propulsion technology. On September 3, 2021, the Company filed a continuation application, in order to provide the Company with more time to prepare our test data and respond to the patent examiner. On July 28, 2022, the Patent Application Publication for "Electromagnetic Energy Momentum Thruster Using Tapered Cavity Resonator Evanescent Modes" was published by the United States Patent and Trademark Office. There is no guarantee that test data we provide will be satisfactory to the patent examiner. There is no guarantee that the Company's application for a utility patent and International Application Number will ever be approved. If the utility patent and International Application Number are not approved the Company will have to find other legal protections for its intellectual property

portfolio. Even if a utility patent and International Application Number are issued, it does not guarantee that that they are valid or enforceable.

The Company's results of operations may be negatively impacted by the coronavirus outbreak

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

These are new and unproven technologies

Our electric propulsion technology is a completely new product that we have recently introduced into a field currently using conventional satellite propulsion (divided between chemical and electric). Our green hydrogen (H2) rocket propulsion technology is a completely new system that we have recently introduced into a field currently using conventional rocket propellant (divided between kerosene, methane, and solid rocket). Regardless of any current perceptions of the market, it is entirely possible that our electric propulsion technology and our green hydrogen (H2) rocket propulsion technology will not gain significant acceptance with any group of customers.

We depend on key personnel and face challenges recruiting needed personnel

Our future success depends on the efforts of a small number of key personnel,

including our founder and Chief Executive Officer, Kyle Bernard Flanagan, and our engineering and production teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic collaborations with creditors, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

The auditor has issued included a "going concern" note in the audited financials
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Majority of outstanding Common Stock and granted stock options held by our CEO
To date, the Company's CEO and Sole Director, Kyle Bernard Flanagan, owns 4,001,304 shares of Common Stock which represents 66.82% of the issued Common Stock, granted stock options, and outstanding warrants. Mr. Flanagan currently holds 66.82% of the Company's voting stock and at the conclusion of this offering will continue to hold a majority of the Company's Common Stock and granted stock options. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

No guarantee of return on investment
There is no assurance that any holder of our securities will realize a return on his or her investment or that he or she will not lose its entire investment.

Future fundraising may affect the rights of investors
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The Company currently has debts outstanding
The Company currently has debts outstanding that are currently due or may be due in the near future. While the Company believes it will be able to pay off the debts in the near future, there is no guarantee the Company will be able to do so, and may default on its obligations.

Potential damage to business property and building facilities by the elements of nature

The Company is operating within a 2,000 square foot building (formerly Navy Building 658) at Brunswick Landing in Maine, an adjacent 1/2 acre field outside for R&D testing, and a 230 square foot support room in TechPlace Accelerator. Since we plan to conduct combustion tests outside and in a remote location for safety purposes, we will encounter the elements, hot and cold weather, and precipitation including rain, snow, and ice, the potential for lightning, in addition to the risks associated with combustion such as explosion. During an historic cold weather event, some of the water pipes in Building 658 froze and burst. There may be damage to some of the business property and building systems, which may need to be repaired or replaced. The Company may not be able to resume operations at Building 658 for a considerable period of time, if at all. The Company may not have the right insurance coverage to cover the cost of damage, and may be responsible for some or all of the cost to repair or replace the business property and building systems, which may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kyle Bernard Flanagan	4,001,304	Common Stock	66.82%

The Company's Securities

The Company has authorized Common Stock, Convertible Security, SAFE, SAFE, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,198,170 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,988,028 outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Material Rights

The total amount of 5,988,028 shares of Common Stock outstanding includes granted but unexercised stock options for 179,916 shares of Common Stock, unexercised warrants for 18,299 shares of Common Stock, and 380,000 shares reserved for issuance under the 2016 Equity Incentive Plan.

Convertible Security

The security will convert into Preferred stock and the terms of the Convertible Security are outlined below:

Amount outstanding: $13,549.07
Maturity Date: May 30, 2026
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Preferred Stock sale of not less than $5,000,000

Material Rights

2. Conversion into Shares. In exchange for the Face Amount set forth above, the receipt of which is hereby acknowledged, and subject to the terms and conditions set forth herein, the holder of this Security is entitled, upon receipt by the Company of proper instructions for the cancellation of this Security from the holder, to receive from the Company up to the number of fully paid and nonassessable Shares, equal to the quotient obtained by dividing (a) the Face Amount by (b) the Purchase Price. Upon such conversion of this Security, the holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Equity Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering), and having the same terms as those agreements entered into by the other purchasers of the preferred stock. The holder also agrees that upon conversion of this Security into Shares in accordance with the terms hereof, this Security shall be deemed converted, cancelled and of no further force and effect, whether or not the Company received instructions for the cancellation of this Security from the holder.

7. Expiration. In the event this Security is not converted in connection with a Qualified Equity Financing, this Security will expire and shall no longer be convertible upon the earlier to occur of:

(a) 5:00 p.m., California local time, on the ten year anniversary of the Issuance Date set forth on the first page hereof;

(b) A Change of Control; or

(c) The initial public offering of the Company's common stock (the "IPO"); provided, however, that the holder may elect to convert this Security into shares of the Company's common stock at price per share equal to the price to the public of the common stock in the offering. The Company shall provide the holder at least twenty (20) days prior written notice of an IPO.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Preferred Stock sale of not less than $250,000

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this Safe, the Company will automatically issue to the Investor a

number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such transaction documents are reasonable (in the sole discretion of the Investor) and are the same documents to be entered into with the purchasers of the Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock; provided, further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this Safe, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of Other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before the expiration or termination of this Safe, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all Other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the

Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This Safe will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) upon either (i) the issuance of stock to the Investor pursuant to Section 1(c) or Section 1(b)(ii) or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to the per share liquidation preference and the conversion price for purposes of price-based antidilution protection, which will equal the Safe Price, and the basis for any dividend rights, which will be based on such Safe Price. If the liquidation preference or any other term of any such Standard Preferred Stock provides for a payment that is a multiple of the per share investment amount for such Standard Preferred Stock, the Safe Preferred Stock will have the benefit of the same multiple but applied to the Safe Price.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Preferred Stock sale in excess of $250,000

Material Rights

1. Events.

1.1. Qualified Equity Financing. If there is a Qualified Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) if the pre-money valuation is less than or equal to the Valuation Cap, a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the product of Discount Rate times the price per share of the Standard Preferred Stock; or (2) if the pre-money valuation is greater than the Valuation Cap, a number of shares of Safe Preferred Stock equal to the Purchase

Amount divided by the Safe Price. In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor under this Section 1.1, the Investor will execute and deliver to the Company all transaction documents related to the Qualified Equity Financing, provided that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable.

1.2. Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, then the Company will provide Investor with at least fifteen (15) days' notice of the anticipated closing date of the Liquidity Event, and the Investor shall automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

1.3. Dissolution Event. Subject to Section 4, hereof, if there is a Dissolution Event before this instrument expires or terminates, immediately prior to, or concurrently with, the consummation of the Dissolution Event, the Investor shall automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

2. Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the issuance of its Capital Stock to the Investor.

3.11. "Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in a Qualified Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

3.12. "Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

3.13. "Standard Preferred Stock" means the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $375,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Preferred Stock sale in excess of $1,000,000

Material Rights

1. Events.

1.1. Qualified Equity Financing. If there is a Qualified Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) if the pre-money valuation is less than or equal to the Valuation Cap, a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the product of Discount Rate times the price per share of the Standard Preferred Stock; or (2) if the pre-money valuation is greater than the Valuation Cap, a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor under this Section 1.1, the Investor will execute and deliver to the Company all transaction documents related to the Qualified Equity Financing, provided that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable.

1.2. Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, then the Company will provide Investor with at least fifteen (15) days' notice of the anticipated closing date of the Liquidity Event, and the Investor shall automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

1.3. Dissolution Event. Subject to Section 4, hereof, if there is a Dissolution Event before this instrument expires or terminates, immediately prior to, or concurrently with, the consummation of the Dissolution Event, the Investor shall automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

2. Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the issuance of its Capital Stock to the Investor.

3.11. "Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in a Qualified Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

3.12. "Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

3.13. "Standard Preferred Stock" means the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $300,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Preferred Stock sale of not less than $1,000,000

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock sold in the Equity Financing equal to the Purchase Amount divided by the price per share of the Preferred Stock. In connection with the issuance of such shares of Preferred Stock to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Preferred Stock, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the fair market value of the Common Stock at the time of the Liquidity Event (determined by reference to the purchase price payable in connection with such Liquidity Event) (the "Liquidity Price"), if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors

will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $975,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Preferred Stock Sale of not less than $1,000,000

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor

either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital

Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another

crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $10,000.00
Number of Securities Sold: 4,000,000
Use of proceeds: Startup Costs
Date: October 06, 2015
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $15,000.00
Number of Securities Sold: 705,883
Use of proceeds: Startup Costs
Date: January 01, 2016
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity

Final amount sold: $6,450.93
Number of Securities Sold: 303,573
Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,800.00
  Number of Securities Sold: 16,000
  Use of proceeds: Research & Development
  Date: November 14, 2017
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,200.00
  Number of Securities Sold: 8,000
  Use of proceeds: Research & Development
  Date: November 14, 2017
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $13,549.07
  Use of proceeds: Startup Costs
  Date: May 30, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Research & Development
  Date: June 15, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Research & Development
  Date: July 12, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $375,000.00
  Use of proceeds: Research & Development
  Date: July 29, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $300,000.00
  Use of proceeds: Research & Development
  Date: September 30, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $975,000.00
  Use of proceeds: Research & Development
  Date: August 28, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,059,087.20
  Number of Securities Sold: 542,188
  Use of proceeds: Research & Development
  Date: April 08, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $9,585.18
  Number of Securities Sold: 4,653
  Use of proceeds: Research & Development
  Date: December 31, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $12,335.28
  Number of Securities Sold: 5,988
  Use of proceeds: Research & Development
  Date: December 31, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue:

The Company's net revenues for the year ended December 31, 2021 and 2020 were $0. Since January 1, 2022 the Company has generated revenue in the amount of $0. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since inception and after several previous offerings of securities, including the previous Regulation Crowdfunding offering, in the Company. Further, under the best scenarios, we do not intend to make our first sales prior to Q4 2023, at the earliest, which means we will continue to have no revenues or profits until then, and likely no profits, if at all, for several years after that.

Cost of Sales:

The Company's cost of sales for the year ended December 31, 2021 and 2020 were $0. Since January 1, 2022 the Company has incurred cost of sales in the amount of $0.

Gross Margins:

The Company had no gross profit margin for the year ended December 31, 2021 and 2020 since the Company did not generate revenue during those years. Since January 1, 2022 the Company has no gross profit margin.

Expenses:

The Company's operating expenses consist of marketing, general and administrative expenses, research and development expenses, depreciation expenses, salaries and wages, professional fees, and rent expenses. Operating expenses in 2021 amounted to $443,206, a 12.41% decrease from $505,972 in 2020. The Company's general and administrative expenses decreased from $36,745 in 2020 to $26,743 in 2021. While the general and administrative expenses decreased from 2020 to 2021, the Company's marketing expenses increased from $13,006 in 2020 to $56,057 in 2021. As a result, the Company's net loss from operations was $396,329 in 2021, a 22.08% decrease from losses of $508,613 in 2020. The increase in marketing expenses from 2020 to 2021 supported the Company to fully subscribe our first Regulation Crowdfunding campaign on StartEngine. The decrease in net loss from operations from 2020 to 2021 resulted from a lean budget in 2021 which supported the Company's relocation from California to Maine and expansion of the Company's activities to include hydrogen rocket engine development.

Historical results and cash flows:

The Company is currently in the research and development stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have completed audited financial statements for 2021 and 2020 and we are now eligible to raise up to $5M through Regulation Crowdfunding. Past cash was primarily generated through equity investments. Our goal is to increase our fundraising so we can grow our team and scale our propulsion system prototype development and go-to-market sales strategy.

If we are able to generate sufficient fundraising through our second Regulation Crowdfunding campaign on StartEngine, we plan to increase our team to 5-8 employees while completing our hydrogen combustion chamber prototype and hydrogen rocket engine qualification testing. With sufficient funding, we would be able to increase our annual expenses from less than $600K per year to over $1M per year, including initiating cost of sales starting Q4 2023 at the earliest.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 9, 2023, the Company has capital resources available in the form of a credit card from Wells Fargo with a credit line of $26,300.00 and an outstanding balance of $26,404.59, a credit card from Capital One with a credit line of $10,000.00 and an outstanding balance of $9,709.78, a credit card from American Express with a credit line of $2,000.00 and an outstanding balance of $1,866.69, a charge card from American Express with an outstanding balance of $407.99, a shareholder loan in the amount of $54,000.00, and $2,058.61 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support marketing, general and administrative expenses, research and development expenses, depreciation expenses, salaries and wages, professional fees, and rent expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that the Company would have if it raises its maximum funding goal, 100% will be made up of funds raised from the Regulation Crowdfunding

campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises only our minimum offering amount through StartEngine Regulation Crowdfunding, we will be able to pay back the one-time StartEngine Service Fee of $7,500, but we will not be able to operate the Company for any additional period of time. This is based on a current monthly burn rate of $9,335 for expenses relating to general and administrative expenses, research and development expenses, professional fees, and rent expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises our maximum offering amount of $3,929,997.60 through StartEngine Regulation Crowdfunding, we anticipate the Company will be able to operate for an additional 2-4 years. This is based on a current monthly burn rate of $9,335 and a projected monthly burn rate of between $50,000 to $83,333 for expenses related to marketing, general and administrative expenses, research and development expenses, depreciation expenses, salaries and wages, professional fees, and rent expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit, and future capital raises including SAFE, Series Seed, Series A, and Regulation A+. The Company may conduct SAFE and/or Series Seed capital raises concurrent with our Regulation Crowdfunding campaign. In particular, the Company has received board approval to conduct additional SAFE investments for an amount not to exceed $1,725,000 in the aggregate. The Company has no specific plans to conduct Series Seed concurrent with our Regulation Crowdfunding campaign, and any Series Seed or additional investment besides SAFE would need to receive board approval. The Company may conduct Series Seed, Series A, and/or Regulation A+ fundraising after closing our Regulation Crowdfunding campaign.

Indebtedness

- **Creditor:** Airgas, Inc.
  Amount Owed: $1,995.35
  Interest Rate: 0.0%

Maturity Date: January 31, 2023

- **Creditor:** All Tech Networking LLC
  Amount Owed: $8,615.95
  Interest Rate: 0.0%
  Maturity Date: January 31, 2023

- **Creditor:** Brunswick Landing Realty Development Corp.
  Amount Owed: $2,000.00
  Interest Rate: 5.0%
  Maturity Date: January 11, 2023

- **Creditor:** FAHMIA, INC
  Amount Owed: $6,500.00
  Interest Rate: 0.0%
  Maturity Date: January 31, 2023

- **Creditor:** Greentown Labs
  Amount Owed: $28,881.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022

- **Creditor:** Lambert Shortell & Connaughton
  Amount Owed: $410.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2022

- **Creditor:** Midcoast Regional Redevelopment Authority
  Amount Owed: $6,384.44
  Interest Rate: 5.0%
  Maturity Date: January 11, 2023

- **Creditor:** Nutter, McClennen & Fish, LLP
  Amount Owed: $9,027.42
  Interest Rate: 18.0%
  Maturity Date: December 31, 2022

- **Creditor:** Proto Labs
  Amount Owed: $530.97
  Interest Rate: 0.0%
  Maturity Date: April 07, 2021

- **Creditor:** Sunstein Kann Murphy & Timbers LLP
  Amount Owed: $2,384.44
  Interest Rate: 18.0%
  Maturity Date: December 31, 2022

- **Creditor:** Weinberg & Co. LA
  Amount Owed: $6,430.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** Wells Fargo
  Amount Owed: $26,404.59
  Interest Rate: 15.99%
  Maturity Date: February 12, 2023

- **Creditor:** American Express
  Amount Owed: $109.99
  Interest Rate: 25.99%
  Maturity Date: February 03, 2023

- **Creditor:** American Express
  Amount Owed: $1,866.69
  Interest Rate: 0.0%
  Maturity Date: February 12, 2023

- **Creditor:** Capital One
  Amount Owed: $9,978.78
  Interest Rate: 19.99%
  Maturity Date: February 09, 2023

- **Creditor:** Peter C. Dohm
  Amount Owed: $53,437.50
  Interest Rate: 0.0%
  Maturity Date: January 31, 2023

- **Creditor:** Kyle B. Flanagan
  Amount Owed: $130,000.00
  Interest Rate: 0.0%
  Maturity Date: January 31, 2023

- **Creditor:** Kyle B. Flanagan
  Amount Owed: $54,000.00
  Interest Rate: 0.0%
  Maturity Date: January 31, 2023

Related Party Transactions

- **Name of Entity:** Kyle B. Flanagan
  Relationship to Company: Director

Nature / amount of interest in the transaction: Subsequent to December 31, 2021, the Company received a loan of $52,000 from the Company's CEO and Sole Director.
Material Terms: No agreement was put in place and there was no interest or maturity date.

Valuation

Pre-Money Valuation: $19,640,731.84

Valuation Details:

Company Valuations for rocket launch vehicle developers vary from tens of millions to hundreds of billions based on addressable market segments, technology development milestones, and ultimately launch contracts and flight successes. Due to the rapid increase in small satellite manufacturing, there is surplus demand for satellite launch, and rocket launch vehicle developers are commanding sizable valuations in advance of major test and flight milestones due to the extraordinary value of the $5.7B global satellite launch market.

The company that is most similar to ours in terms of small satellite launch customer segments and rocket launch vehicle development timeline would be bluShift Aerospace. They recently launched another Reg CF of their own on WeFunder (link copied below). They have built a small test engine and conducted one low-altitude test flight of a small launch vehicle. They are planning to scale up vehicle size and capabilities to suborbital launch and then orbital launch for small satellite customers.

https://wefunder.com/blushiftaerospace

While Prime Lightworks began our work on green hydrogen rocket propulsion in 2020, we have a track record of high-fidelity aerospace propulsion R&D since 2015 when the company was founded. Some of the relevant factors supporting the extraordinary potential valuation of our company include the improved launch economics of vehicle reusability (lower manufacturing costs) and procuring renewable green hydrogen fuel (avoid fossil fuel markets). Our business plan to integrate numerous existing technologies into a sustainable green hydrogen rocket launch platform was vetted by Cleantech Open Northeast 2022 Accelerator. Our partnership with Midcoast Regional Redevelopment Authority includes building lease with outdoor test facilities at Brunswick Landing in Maine, putting us in excellent position for technology development, customer acquisition, and valuation growth.

Since our previous Reg CF, we have increased our addressable aerospace propulsion market by expanding our technology development to include green hydrogen rocket propulsion. Our valuation has grown since our previous Reg CF and remains priced competitively with early-stage aerospace propulsion companies. Our company has substantial growth potential to expand from green hydrogen rocket launch to additional aerospace, transportation, and clean technology market segments.

Company Valuations for Rocket Launch Vehicle Developers:

bluShift Aerospace has launched their Stardust testbed launch vehicle 1 time with 1 success and 0 failures and their company has a $20M Valuation.

Rocket Lab has launched their Electron rocket launch vehicle 33 times with 30 success and 3 failures and their company has a $1.9B Valuation.

ABL Space Systems has launched their RS1 rocket launch vehicle 1 time with 0 successes and 1 failure and their company has a $2.4B Valuation.

Relativity Space has not yet launched their Terran 1 rocket launch vehicle and their company has a $3.3B Valuation.

SpaceX has launched their Falcon 9 rocket launch vehicle 204 times with 202 successes and 2 failures and their company has a $137B Valuation.

This valuation was calculated internally without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently only has Common Stock outstanding. In making this calculation, we have assumed:

(i) all outstanding options and warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,838,549.07 in SAFE notes and convertible securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  19.5%
  If we raise our minimum funding goal of $10,000.72, we will use approximately $1.95k (19.5%) on marketing for our StartEngine Regulation Crowdfunding campaign.
- *StartEngine Service Fees*
  75.0%

If we raise our minimum funding goal of $10,000.72, we will use $7.5k (75%) to pay a one-time fee for StartEngine services.

If we raise the over allotment amount of $3,929,997.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  7.5%
  If we raise our maximum funding goal of $3,929,997.60, we plan to use approximately $294.7k (7.5%) on marketing for our StartEngine Regulation Crowdfunding campaign.

- *Research & Development*
  15.0%
  If we raise our maximum funding goal of $3,929,997.60, we plan to use approximately $589.5k (15%) on research and development (R&D) of our fully reusable, zero-emissions, green hydrogen rocket launch vehicle platform.

- *Company Employment*
  45.0%
  If we raise our maximum funding goal of $3,929,997.60, we plan to use approximately $1.768M (45%) on company employment of Prime Lightworks. This will support our company for an additional 48-96 months while we conduct rocket engine prototype development and qualification testing.

- *Operations*
  13.5%
  If we raise our maximum funding goal of $3,929,997.60, we plan to use approximately $530.5k (13.5%) on operations including rent, dues & subscriptions.

- *Working Capital*
  8.5%
  If we raise our maximum funding goal of $3,929,997.60, we plan to use approximately $334k (8.5%) on working capital for engineering and qualification testing of our prototype hydrogen combustion chambers and rocket engines.

- *Inventory*
  5.0%
  If we raise our maximum funding goal of $3,929,997.60, we plan to use approximately $196.5k (5%) on creating an inventory of prototype hydrogen combustion chambers and rocket engines for engineering and qualification testing.

The Company may change the intended use of proceeds if our officers believe it is in

the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.primelightworks.com (https://primelightworks.com/updates/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/primelightworks

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Prime Lightworks Inc.

[See attached]

Prime Lightworks Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

Prime Lightworks Inc.

TABLE OF CONTENTS

To the Board of Directors of
Prime Lightworks Inc.
Somerville, Massachusetts

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Prime Lightworks Inc. (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet generated revenues or profits, sustained net losses amounting to $396,329 and $508,613 for the years ended December 31, 2021 and 2020, respectively, and had negative cash flows from operating activities for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $2,763,552, limited liquid assets with $50,420 of cash, and a working capital deficit of $25,895. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
November 11, 2022

PRIME LIGHTWORKS INC.
BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 50,420	$ 22,308
Subscription receivable	-	101,397
Total Current Assets	50,420	123,705
Non-Current Assets:		
Property and equipment, net	61,701	127,914
Total Non-Current Assets	61,701	127,914
TOTAL ASSETS	$ 112,121	$ 251,619

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIME LIGHTWORKS INC.
BALANCE SHEETS (CONTINUED)
As of December 31, 2021 and 2020

	2021	2020
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 25,867	$ 88,940
Credit cards payable	10,154	25,582
Loan from officer	-	17,000
Notes payable, current portion	-	23,670
Accrued payroll and paid-time-off	40,294	110,078
Total Current Liabilities	76,315	265,270
Long-Term Liabilities:		
Future equity obligations	1,825,000	1,825,000
Convertible notes	13,549	13,549
Notes payable, net of current portion	-	24,168
Total Long-Term Liabilities	1,838,549	1,862,717
Total Liabilities	1,914,864	2,127,987
Stockholders' Deficit:		
Common stock, $0.00001 par, 10,000,000 shares authorized, 5,409,813 and 5,143,334 shares issued and outstanding as of December 31, 2021 and 2020, respectively	55	52
Treasury stock	(52,942)	(52,942)
Additional paid-in capital	1,013,696	543,745
Accumulated deficit	(2,763,552)	(2,367,223)
Total Stockholders' Deficit	(1,802,743)	(1,876,368)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 112,121	$ 251,619

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIME LIGHTWORKS INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Sales, net	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating Expenses:		
Marketing	56,057	13,006
General and administrative	26,743	36,745
Depreciation expense	69,579	100,641
Salaries and wages	212,883	213,868
Professional fees	42,102	93,234
Rent expense	35,842	48,478
Total Operating Expenses	443,206	505,972
Loss from operations	(443,206)	(505,972)
Other Income/(Expense):		
Interest expense	(961)	(4,641)
Gain on loan forgiveness	47,838	-
Other income	-	2,000
Total Other Income/(Expense)	46,877	(2,641)
Provision for income taxes	-	-
Net Loss	$ (396,329)	$ (508,613)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIME LIGHTWORKS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the years ended December 31, 2021 and 2020

	Common Stock					
	Number of Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2019	4,856,984	$ 49	$ 82,113	$ (52,942)	$ (1,858,610)	$ (1,829,390)
Issuance of stock - Regulation CF	281,697	3	553,152	-	-	553,155
Issuance of stock to broker	4,653	-	9,585	-	-	9,585
Offering costs	-	-	(102,198)	-	-	(102,198)
Stock based compensation	-	-	1,093	-	-	1,093
Net loss	-	-	-	-	(508,613)	(508,613)
Balance at December 31, 2020	5,143,334	$ 52	$ 543,745	$ (52,942)	$ (2,367,223)	$ (1,876,368)
Issuance of stock - Regulation CF	260,491	3	505,929	-	-	505,932
Issuance of stock to broker	5,988	-	12,335	-	-	12,335
Offering costs	-	-	(48,313)	-	-	(48,313)
Net loss	-	-	-	-	(396,329)	(396,329)
Balance at December 31, 2021	5,409,813	$ 55	$ 1,013,696	$ (52,942)	$ (2,763,552)	$ (1,802,743)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIME LIGHTWORKS INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss	$ (396,329)	$ (508,613)
Adjustments to reconcile net loss to net cash used in by operating activities:		
Stock based compensation	-	1,093
Depreciation	69,579	100,641
Gain on loan forgiveness	(47,838)	-
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable	(63,073)	(11,273)
Increase/(Decrease) in credit cards payable	(15,428)	(9,046)
Increase/(Decrease) in accrued payroll and paid time off	(69,784)	42,633
Net Cash Used in Operating Activities	(522,873)	(384,565)
Cash Flows From Investing Activities		
Purchase of property and equipment	(3,366)	(5,485)
Net Cash Used in Investing Activities	(3,366)	(5,485)
Cash Flows From Financing Activities		
Proceeds from subscription receivable	101,397	(101,397)
Payments on loan with shareholders	(17,000)	-
Proceeds from notes payable	-	47,838
Issuance of common stock	505,932	553,155
Offering costs	(35,978)	(92,613)
Net Cash Provided by Financing Activities	554,351	406,983
Net Change In Cash	28,112	16,933
Cash at Beginning of Year	22,308	5,375
Cash at End of Year	$ 50,420	$ 22,308
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 961	$ 4,641
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Issuance of shares of common stock for offering costs	$ 12,335	$ 9,585

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Prime Lightworks Inc. (the "Company") was formed on September 29, 2015 in the State of Delaware.

Prime Lightworks is working to create a fully renewable aerospace propulsion system using green hydrogen propellant. The Company believes this system will provide a revolutionary step forward in space exploration and planetary science, enabling clean spaceflight by developing a fully reusable satellite rocket launch vehicle that does not produce greenhouse gas emissions.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash balances did not exceed federally insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If a subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheets.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

	Useful Life in Years
Computers & Equipment	5
Furniture & Fixtures	7
Hardware Machining	5
Software	3
Test Equipment	5
Test Hardware	5

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	2021	2020
Computers & Equipment	$ 51,312	$ 51,312
Furniture & Fixtures	11,967	11,967
Hardware Machining	77,701	75,867
Software	65,207	65,207
Test Equipment	193,895	193,895
Test Hardware	80,414	78,882
Property, plant, and equipment, gross	480,496	477,130
Less: Accumulated Depreciation	(418,795)	(349,216)
Property, plant, and equipment, net	$ 61,701	$ 127,914

Depreciation totaled $69,579 and $100,641 for the years ended December 31, 2021 and 2020, respectively.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, *"Revenue from Contracts with Customers"* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not recognized any revenue to date.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and 2020 amounted to $56,057 and $13,006, respectively, which is included in marketing expense.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard on the Company's financial reporting and disclosure.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenues or profits, sustained net losses amounting to $396,329 and $508,613 for the years ended December 31, 2021 and 2020, respectively, and had negative cash flows from operating activities for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $2,763,552, limited liquid assets with $50,420 of cash, and a working capital deficit of $25,895. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

Loans from Officer

During 2019, the Company received a loan of $17,000 from an officer. No formal agreement was put in place and there is no interest and maturity date. On March 31, 2021, the Company repaid the loan of $17,000 to this officer. The balance outstanding as of December 31, 2021 and 2020 was $0 and $17,000, respectively.

Government and Government-backed Loans:

In May 2020, the Company received loan proceeds in the amount of $47,838 under the Paycheck Protection Program ("PPP"). The loan bears interest at a rate of 1% per annum. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the Coronavirus Aid, Relief and Economic Security Act ("CARES Act").

The current portion of this loan was classified as a current liability of $23,670 as of December 31, 2020 and the long-term portion of this loan is classified as a long-term liability of $24,168 as of December 31, 2020.

In 2021, the Company filed for and was granted full forgiveness of this loan and recognized a gain on loan forgiveness under other income in the statement of operations.

Future Equity Obligations

Prior to December 31, 2018, the Company issued twelve simple agreements for future equity ("SAFE agreements") totaling $1,500,000 which are subject to automatic conversion upon a qualified equity financing arrangement:

- Three SAFE agreements totaling $300,000 are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. The purchase price for the shares will be the price per share of equity securities sold to investors in a qualified equity financing (is an equity financing pursuant to which the Company sells shares of its preferred stock with an aggregate sales price of not less than $1,000,000). If and upon a liquidation, the holders are entitled to either payment of the purchase amount or liquidation price divided by the purchase amount. If and upon a dissolution event, the holders are entitled to payment of the purchase amount.

- One SAFE agreement totaling $100,000 is subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $250,000. The conversion price is the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation, the holders are entitled to either payment of the purchase amount or the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock. If and upon a dissolution event, the holders are entitled to payment of the purchase amount.

- Three SAFE agreements totaling $650,000 are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. The conversion price is lesser of price per share for such shares sold and quotient of $10,000,000 (cap conversion price) divided by number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation, the holders are entitled to either payment of the purchase amount or the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock. If and upon a dissolution event, the holders are entitled to payment of the purchase amount.

- Two SAFE agreements totaling $75,000 are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $250,000. The conversion price is lesser of 75% of price per share for such shares sold and the quotient of $10,000,000 (cap conversion price) divided by number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation or dissolution, the holders are entitled to the number of shares determined by the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock.

- Two SAFE agreements totaling $375,000 are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. The conversion price is lesser of 75% of price per share for such shares sold and the quotient of $10,000,000 (cap conversion price) divided by number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation or dissolution, the holders are entitled to the number of shares determined by the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock.

During 2019, the Company entered into four SAFE agreements totaling $325,000 which are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. Conversion price is lesser of price per share for such shares sold and quotient of $10,000,000 (cap conversion price) divided by number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation or dissolution, the holders are entitled to the number of shares determined by the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock.

As of December 31, 2021 and 2020, there was $1,825,000 in outstanding SAFE obligations.

Convertible Note

In 2016, the Company entered into a convertible note agreement with Y Combinator Investments, LLC for total principal of $13,549. The instrument matures in 10 years and bears no interest. The convertible note is convertible into preferred stock upon a qualified equity financing of at least $5,000,000 at a conversion price equal to the share pricing in the qualified equity financing.

The outstanding balance of the note as of December 31, 2021 and 2020 was $13,549.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 10,000,000 shares of common stock with a $0.00001 par value. As of December 31, 2021 and 2020, 5,409,813 and 5,143,334 shares of common stock were issued and outstanding, respectively.

Common Stock and Treasury Stock

Prior to December 31, 2018, the Company issued 4,000,000 shares of common stock to the CEO in exchange for $10,000

On January 1, 2016, the Company issued 705,833 shares of common stock to a key employee of the Company, which were subject to a vesting period as defined in the agreement. On April 3, 2017, the Company entered into an agreement with this employee to terminate employment and repurchase the 176,462 of unvested shares as of that date. These 176,462 shares were repurchased for $52,942 and are recorded as treasury stock.

During the year ended December 31, 2020, the Company conducted a Regulation CF offering of its common stock at an issuance price of $2.06 per share (effective average price of $1.96 per share after bonus shares), providing gross proceeds of $553,155 from the issuance of 281,697 shares of common stock. There were $102,198 in net fees related to the offering as well as 4,653 of shares issued to StartEngine for services performed valued at $9,585. Proceeds from subscriptions of $101,397 were not yet received as of December 31, 2020 and were recorded to subscriptions receivable on the balance sheet.

During the year ended December 31, 2021, the Company conducted a Regulation CF offering of its common stock at an issuance price of $2.06 per share (effective average price of $1.94 per share after bonus shares), providing gross proceeds of $505,932 from the issuance of 260,491 shares of common stock. There were $48,313 in net fees related to the offering as well as 5,988 of shares issued to StartEngine for services performed valued at $12,335.

Stock Warrants

The Company has granted stock warrants to acquire shares of the Company's common stock. Prior to December 31, 2018, the Company granted 13,299 stock warrants and recognized at its fair value of $3,005 over the vesting term, based on a Black-Scholes calculation. The warrants expire after a ten-year term and remained outstanding and unexercised as of December 31, 2021 and 2020. The warrants

have an exercise price of $0.40 and have a remaining term of 5.44 and 6.44 years as of December 31, 2021 and 2020, respectively.

During 2019, the Company granted 5,000 stock warrants and recognized at its fair value of $911 over the vesting term, based on a Black-Scholes calculation. The warrants expire after a ten-year term and remained outstanding and unexercised as of December 31, 2021 and 2020. The warrants have an exercise price of $0.44 and have a remaining term of 7.53 and 8.53 years as of December 31, 2021 and 2020, respectively.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation - Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a stock-based employee compensation plan, the 2016 Equity Incentive Plan (the "Plan"), for which 500,000 shares of common stock were initially reserved for issuance under the Plan to certain employees. Awards granted under the Plan are made in the form of Incentive Stock Options (ISOs) and Non-Qualified Stock Options (NQSOs). There were 390,000 and 390,000 shares available for issuance under the Plan as of December 31, 2021 and 2020, respectively.

ISOs are granted to certain employees of the Company from time to time. During 2019, the Company granted 10,000 of ISOs with an exercise price of $0.44 per share. As of December 31, 2021 and 2020, 39,000 and 39,000 ISOs were issued and outstanding, respectively, under the Plan. Vested ISOs were 39,000 and 39,000 as of December 31, 2021 and 2020, respectively. During both years ended December 31, 2021 and 2020, there were no ISOs forfeited.

NQSOs are granted to certain employees of the Company from time to time. As of December 31, 2021 and 2020, 47,000 and 47,000 NQSOs were issued and outstanding, respectively, under the Plan. Vested NQSOs were 47,000 and 47,000 as of December 31, 2021 and 2020, respectively. During both years ended December 31, 2021 and 2020, there were no NQSOs forfeited.

Outside the Plan, during 2019, the Company granted 83,916 NQSOs with an exercise price of $0.44 per share. NQSOs outside the Plan of 83,916 and 83,916 remain outstanding as of December 31, 2021 and 2020, respectively, of which 83,916 and 83,916 NQSOs were vested as of December 31, 2021 and 2020, respectively.

The Company's ISOs and NQSOs typically expire ten years after the grant date and vesting occurs immediately or over a period of one to two years.

A summary of options activities under the Plan (excluding those outside the Plan) for the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021		December 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	86,000	$ 0.37	86,000	$ 0.37
Granted	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	86,000	$ 0.37	86,000	$ 0.37
Exercisable at end of year	86,000	$ 0.37	86,000	$ 0.37
Intrinsic value of options outstanding at year-end	$ 145,660		$ 145,660	
Weighted average duration (years) to expiration of outstanding options at year-end	5.31		6.31	
Weighted average duration (years) to expiration of exercisable options at year-end	5.31		6.31	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The Company calculated its estimate of the value of the stock-based compensation and recorded compensation costs related to the stock options vested for the years ended December 31, 2021 and 2020 of $0 and $1,093, respectively. As of both December 31, 2021 and 2020, there were no unrecognized compensation costs.

There were no stock options issued during the years ended December 31, 2021 or 2020.

NOTE 6: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $800,436 and $658,647, respectively, related to the following:

	2021	2020
Net operating loss carryforward	$ 40,509	$ 33,494
Cash vs accrual differences	(11,527)	26,640
Research & development credits	68,818	52,131
Depreciation methods	81,357	61,306
Capitalized start-up costs	621,279	485,076
Deferred tax assets	800,436	658,647
Valuation allowance	(800,436)	(658,647)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income Therefore, a valuation allowance of $800,436 and $658,647 was recorded as of December 31, 2021 and 2020, respectively, reducing the net deferred tax assets to zero. The valuation allowance increased by $141,789 in 2021. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. Due to the full valuation allowance, the Company's effective tax rate was 0% for the years ended December 31, 2021 and 2020.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2021, the Company estimates it had net operating loss carryforwards available to offset future taxable income in the amount of $144,924, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2016-2020 tax years remain open to examination.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021 and 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 8: SUBSEQUENT EVENTS

Loans from Officer

Subsequent to December 31, 2021, the Company received a loan of $50,000 from the Company's CEO and Sole Director. No agreement was put in place and there was no interest or maturity date.

Management's Evaluation

Management has evaluated subsequent events through November 11, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Prime Lightworks is not live or open to the public at this moment.

INVEST IN PRIME LIGHTWORKS TODAY!

Green Hydrogen Rocket Launch

Prime Lightworks is developing green hydrogen (H2) rocket engines for satellite launch vehicles that are fully reusable with zero carbon emissions. Our vision is to enable ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PRIME LIGHTWORKS
Enabling Sustainable Space Travel With Green H2 Fuel

$0.00 Raised

REASONS TO INVEST

- Extraordinary potential of clean spaceflight: We believe our integrated H2 propulsion technology is at the nexus of two burgeoning industries (aerospace and renewable energy) with global applications well beyond the $5.7B annual satellite launch industry.*
- Commitment to Earth and our environment: The satellite industry is growing rapidly, and we must address the resulting pollution. In our view, fully reusable launch vehicles using green H2 fuel could eliminate emissions and waste from satellite launches.
- Proven aerospace industry experience: Founded by former SpaceX engineers, Prime Lightworks has already raised $2.9M+ in seed funding from Y Combinator, Angel Investors, and StartEngine, and now we are ready for more.

*Information from (Source)

Invest Now
$3.28 Per Share

PREVIOUSLY CROWDFUNDED
$1,059,087.20

RAISED	INVESTORS
$0.00	0

MIN INVEST	VALUATION
$249.28	$19.64M

THE PITCH

Founded by former SpaceX engineers with decades of experience in the field, we believe the Prime Lightworks system may generate a revolutionary advantage in spaceflight environmental and planetary sciences, enabling clean orbital launch by developing a fully reusable satellite rocket launch vehicle based on renewable natural resources that do not produce greenhouse gas emissions. By investing in Prime Lightworks, you could help advance the green movement of the aerospace industry, while holding equity in an innovative company that could soon establish itself in a flourishing multibillion-dollar market.

Updates Since Our Last Raise...


PRIME LIGHTWORKS
BUILDING 658
West Maquoit Vinegar Works
Land for static tests (.5 acres)
Right of first refusal (.5 acre expansion parcel)

Relocated Test HQ to Brunswick Landing in Maine

OVERVIEW

Investigating the Future of Renewable Aerospace Propulsion Based on Green H2 Fuel


Our goal is to enable RENEWABLE interplanetary space travel
while eliminating cost, emissions and waste

Image Courtesy of NASA

At Prime Lightworks, we are building a prototype hydrogen rocket engine combining green hydrogen fuel and launch vehicle reusability to reduce the environmental impact of satellite launches. We will test at our new facility at Brunswick Landing in Maine, with support from Maine Technology Institute and Midcoast Regional Redevelopment Authority.

Our Founder & CEO, Kyle Flanagan, has a wealth of experience from Harvard, CERN, Caltech/JPL, and SpaceX, having been entrenched in this world for years. Our strategy in the near-term is to identify a vendor of green hydrogen for initial testing, while our long-term strategy is to purchase green hydrogen generation infrastructure so we can produce our own propellant at the launch site.


Kyle Flanagan
Founder & CEO
Forbes 30 Under 30
Class of 2020 | Science
Y Combinator
S16 Alum
Former SpaceX Engineer
Worked on Falcon rocket and Dragon spacecraft

THE PROBLEM & OUR SOLUTION

Eliminating Emissions and Waste from Satellite Launches

The current growth in satellite launches is causing a rapid increase in greenhouse gas emissions and waste. The average rocket launch using kerosene fuel emits 336 metric tons of CO_2. Over 27,000 pieces of orbital debris, or "space junk", are tracked by the Department of Defense (DOD) Space Surveillance Network (SSN), posing a catastrophic risk to satellites and spacecraft. (source, source)


The rapid growth of satellite launches is causing
a rapid and INCREASINGLY PROBLEMATIC rise in both greenhouse gas emissions and waste

Our plan is to create a sustainable and reusable rocket launch platform by integrating a variety of already existing technologies including green H2 generation, storage, and combustion. The use of green hydrogen as rocket fuel will eliminate CO_2 emissions from propellant generation, while full vehicle reusability will mitigate orbital debris from launch vehicle waste.


PRIME LIGHTWORKS
Prime Lightworks solution could offer
• Renewable propellant: green hydrogen (LH2/LOX)
• Full-vehicle reusability: booster and upper stage rockets
• Sustainable impact: eliminate CO2 emissions and orbital debris
*Depiction of Prototype Design

Our beachhead market will be sales of orbital rocket launch services to SmallSat manufacturers and operators with environmental missions, such as Earth observation, weather monitoring, and climate science, who may be eager to launch on a green platform. In the long term, we believe supporting full launch vehicle reusability with green hydrogen generation infrastructure may further drive down the price of SmallSat launches as we phase out the growing waste from expendable launch vehicles and the rising price of fossil fuel extraction.

THE MARKET & OUR TRACTION

The Global Satellite Launch Services Market is a $5B+ per Year Industry


$5.7 Billion
Global space launch services annual market value in 2021
$14 Billion
Projected global space launch services annual market value by 2029
1,700+
Satellites launched in 2021
11,000+
Projected satellites launched by 2030
*Image Courtesy of NASA

The global space launch services market was valued at $5.7 billion in 2021, and is predicted to grow to $14 billion by 2029 at a CAGR of 12% (Source, Source). Small satellites account for nearly half the global launch market and 94% of all satellites launched last year. Over 1,700 satellites were launched in 2021, with another 11,000 satellites predicted to launch by 2030 (Source, Source).


The Satellite Industry in Context
(2021 revenues worldwide in billions of U.S. dollars)
Non-Satellite Industry
Satellite Services
$107B
$118B
$279B Satellite Industry
$386B Global Space Economy
$5.7B Launch
$13.7B Satellite Manufacturing
$142B
Ground Equipment
Launch Industry 2021 Revenues: $5.7B
U.S.
$2B (36%)
113 Commercially-procured launches*
$3.7B (64%)
Non-U.S.
*113 commercially procured launches from 146 total orbital
Commercial launch revenues by region
*Images Courtesy of Satellite Industry Association

Recently, we have achieved the following milestones:

- We've **raised $2.9+ million** in seed funding from Y Combinator, Angel Investors, and StartEngine
- Graduated from **Cleantech Open Northeast 2022 Accelerator** with support from Maine Technology Institute
- **Relocated to 2,000 square foot facility** at Brunswick Landing in Maine + TechPlace prototyping space
- Begun assembly of our **prototype hydrogen combustion chamber system** for static fire testing



WHY INVEST

Help Us Launch into the Future of Space


Mentored and Validated by The Best
Y Combinator
Starburst Accelerator
Cleantech Open Northeast
TechPlace Accelerator

The vision of Prime Lightworks is to help satellite manufacturers and operators achieve zero emissions spaceflight by developing a fully reusable launch vehicle for small satellites using green hydrogen propellant. With your support, we plan to complete hydrogen rocket engine testing and arrange for launch vehicle testing, sub-orbital flight testing, and re-entry testing, as we prepare for our first pilot customer satellite launch. Join us in building a sustainable future where air and space transportation are fully renewable based on natural resources with zero emissions footprint. Thank you for believing in our mission – we truly appreciate your support!


Full Vehicle Reusability &
Zero-Emissions Propellant
PRIME
Projected Annual Impact
• 4000+ metric tons of CO2 emissions reduction
• 48+ metric tons of orbital debris avoidance
Green H2 Strategy
• Short-Term: Procurement
• Long-Term: Production
H2

*Vector Images Courtesy of Vecteezy

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUNDED
47 Katahdin Dr Brunswick, ME 04011	**$19.64M**	**$1M**

Prime Lightworks is developing green hydrogen (H2) rocket engines for satellite launch vehicles that are fully reusable with zero carbon emissions. Our vision is to enable sustainable space travel with green H2 fuel for a circular clean aerospace economy.

TEAM



Kyle Bernard Flanagan
CEO, President, CFO/Treasurer, Secretary, Sole Director

Years of Experience: 10 (Previous: SpaceX)

Education: B.A. in Physics, Harvard University (2013)

Forbes 30 Under 30 Class of 2020 in Science

Kyle Flanagan worked as Electromagnetic Interference (EMI) & Survivability Engineer at SpaceX from 2013 to 2015. During that time, his responsibilities included power systems compatibility, grounding bonding shielding, and lightning/welding/ESD control programs for Falcon rocket and Dragon spacecraft. His prior research includes an internship with Harvard University for CERN ATRAP Antihydrogen Research and a fellowship with CalTech for NASA JPL Frequency & Timing Advanced Instrument Development Group. Full-time responsibilities include program management, science and engineering design, and business operations.



Mikhail Jackson
Operations Director, Software Developer

Years of Experience: 5 (Current: DOD Portsmouth Naval Shipyard)

Education: B.S. in Earth Sciences Geology, University of New Hampshire (2017)

Mikhail Jackson has worked as Nuclear Radiation Safety Technician for the Department of Defense (DOD) at Portsmouth Naval Shipyard since 2018. His responsibilities during that time have grown to include spearheading innovation initiatives for technology integration to streamline workflow efficiency. "I love new exciting ideas, seeing them take shape and develop, and how they are fostered by Prime Lightworks. I also love raising a family, being a coach, shredding a snowboard, and playing music. My new infatuation is New England permaculture gardening methods." Consulting responsibilities include operations management, test software development, and investor relations.



Simon James
Creative Director

Years of Experience: 8 (Previous: Plixer, :GHDESIGNCO; Current: GoodBoy Design)

Education: B.S. in Business Administration, Management & Marketing, University of Maine (2011)

Maine Top Scholar

In 2015, Simon James served as an Account Executive at Plixer International where he developed strategic marketing campaigns and managed a business development team for international enterprise sales. During that time, he was responsible for creating the most successful email campaign in the company's 10-year history (highest impression rate) and closed deals with several of North America's top universities and Fortune 500 companies. In 2018, he served as a design apprentice to legendary designer Glen Halliday of Kids Crooked House and :GHDESIGNCO where he was responsible for brand/logo design and web development for US clients. In 2020, he founded GoodBoy Design, a graphic design and marketing firm. In 2023, he joined the Prime Lightworks consulting team to provide creative direction for branding design and brand messaging.

TERMS

Prime Lightworks

Overview

PRICE PER SHARE	VALUATION
$3.28	$19.64M
DEADLINE	**AMOUNT RAISED**
Invalid Date	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$249.28	Equity
MAX INVESTMENT	**ASSET TYPE**
$999,999.84	COMMON
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
3,049	Common Stock
	MAX NUMBER OF SHARES OFFERED
	1,198,170

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : **Prime Lightworks Inc.**

Corporate Address : **47 Katahdin Dr, Brunswick, ME 04011**

Offering Minimum : **$10,000.72**

Offering Maximum : **$3,929,997.60**

Minimum Investment Amount (per investor) : **$249.28**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **3,049**

Maximum Number of Shares Offered : **1,198,170**

Price per Share : **$3.28**

Pre-Money Valuation : $19,640,731.84

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Prime Lightworks or are in our Friends & Family Network, you are eligible for additional bonus shares.

Time-Based Perks:

Ultra Early Bird Bonus

Invest within the first 7 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 5% bonus shares.

Amount-Based Perks:

$500+ | Tier 1

Receive 1% bonus shares & Stickers w/ Company Logo.

$1,000+ | Tier 2

Receive 2% bonus shares & Flashlight w/ Company Logo.

$2,500+ | Tier 3

Receive 3% bonus shares & Baseball Cap w/ Company Logo.

$5,000+| Tier 4

Receive 5% bonus shares & Tumbler w/ Company Logo + Name Etched on Prototype.

$10,000+ | Tier 5

Receive 10% bonus shares & Backpack w/ Company Logo + Name Etched on Prototype.

$25,000+ | Tier 6

Receive 20% bonus shares & Visit to HQ in Brunswick, ME + Name Etched on Prototype.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Prime Lightworks Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.28 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $328. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

Nasdaq

Prime Lightworks Stock: Yes, You Can Invest In a Space Startup

View Article

Portland Press Herald

North Berwick native on a mission to make space travel sustainable

View Article

Forbes

30 Under 30 In Science 2020: Redefining Impossible From Rockets To Molecules

View Article

Cleantech Open

Cleantech Open Northeast Announces 2022 Cohort

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I am Kyle Flanagan with Prime Lightworks.

Our vision is to help satellite manufacturers and operators achieve zero emissions spaceflight by developing a fully reusable launch vehicle for small satellites using green hydrogen propellant.

While launching space satellites provides us with everyday tools like GPS, space exploration also motivates us to advance the state of the art in clean energy and renewable fuel technology.

The average rocket launch emits 336 metric tons of CO2, in addition to the CO2 emissions from expendable launch vehicle manufacturing, which we can eliminate entirely.

Over 27,000 pieces of orbital debris, or "space junk", are tracked by the Department of Defense (DOD) Space Surveillance Network (SSN), traveling at speeds up to 17,500 mph.

By reusing the upper stage rocket, we can also avoid about 4 metric tons of waste metal, plastic, and electronics from burning up in our atmosphere or being left in space as orbital debris.

From 2013 to 2015, I worked as an engineer at SpaceX, and since founding Prime Lightworks, our company has partnered with Y Combinator, Starburst Accelerator, Cleantech Open, TechPlace, and StartEngine, to develop a clean space propulsion technology.

The global space launch services market was valued at $5.7 billion dollars in 2021 and was projected to grow to $14 billion dollars by 2029, with annual growth rate of 12%.

Demand for satellite orbital launch is growing faster than ever, with over 1,700 satellites launched in 2021, and launch manifests booked years in advance.

Currently we are building a prototype hydrogen rocket engine, which we will test at our new facility at Brunswick Landing in Maine, with support from Maine Technology Institute and Midcoast Regional Redevelopment Authority.

I grew up in Maine, and after building this company in California, I am thrilled to return to my home state where renewable aerospace has such extraordinary potential to flourish within the developing Maine Spaceport Complex.

With your support, we are raising our second round of equity crowdfunding on StartEngine to help with the next phase of our business development.

If successful, your contributions to our green hydrogen rocket launch technology will lower the price and beat the current lowest cost options for small satellites, while eliminating emissions and waste from the increasing environmental impact of the modern aerospace industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Information Regarding Length of Time of Offering

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